SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

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        [ ]   Preliminary Proxy Statement
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        [X]   Definitive Proxy Statement
        [ ]   Definitive Additional Materials
        [ ]   Soliciting Material Pursuant to §240.14a-12

FORUM FUNDS
THREE CANAL PLAZA
PORTLAND, ME 04101

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FORUM FUNDS
Three Canal Plaza
Portland, Maine 04101

Notice of Special Meeting of Shareholders and Proxy Statement

---

October 5, 2017

Dear Shareholder:

We are pleased to enclose a Notice and Proxy Statement for the special meeting (the "Special Meeting") of the shareholders (the "Shareholders") of Forum Funds (the "Trust"), including each of its current series (each, a "Fund" and collectively, the "Funds"). The Special Meeting is scheduled to be held on December 8, 2017 at 2:00 p.m. Eastern Time at the offices of the Trust located at Three Canal Plaza, Portland, Maine 04101. Please take the time to read the Notice and Proxy Statement and cast your vote.

The Special Meeting has been called by the Trust's Board of Trustees (the "Board") to seek your approval in the election of five nominees to the Trust's Board (the "Proposal"). The Board unanimously approved the Proposal as being in the best interests of the Trust and its Shareholders and recommends that Shareholders vote in favor of the Proposal, which is described in further detail in the attached Proxy Statement.

We appreciate your participation and prompt response in this matter and thank you for your continued support.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR VIA THE INTERNET. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED NO LATER THAN DECEMBER 8, 2017. YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET USING THE INSTRUCTIONS SHOWN ON THE PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROXY STATEMENT, PLEASE DO NOT HESITATE TO CALL US TOLL-FREE AT 1-888-605-1957.

Sincerely,

Jessica Chase

Jessica Chase
President, Forum Funds

FORUM FUNDS
Three Canal Plaza
Portland, Maine 04101

_____

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
October 5, 2017

_____

To the Shareholders of Forum Funds:

A special meeting (the "Special Meeting") of the shareholders (the "Shareholders") of Forum Funds (the "Trust") will be held on December 8, 2017 at 2:00 p.m. Eastern Time at the offices of the Trust located at Three Canal Plaza, Portland, Maine 04101, to consider the election of five nominees to the Trust's Board of Trustees (the "Board" or "Trustees") (the "Proposal"). This Proposal applies to Shareholders of all series of the Trust (each, a "Fund" and collectively, the "Funds").

The Board has fixed the close of business on September 15, 2017 as the record date for determining Shareholders who are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof.

You are cordially invited to attend the Special Meeting. Shareholders who do not expect to attend the Special Meeting are requested to complete, sign, and return the enclosed proxy card promptly. The enclosed proxy card is being solicited by the Trust's Board.

THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

Your vote is important. Whether or not you plan to attend the Special Meeting, please vote.

By Order of the Board of Trustees,

Zachary Tackett
Vice President & Secretary, Forum Funds

Portland, Maine
October 5, 2017

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU TO VOTE EITHER (1) ON THE ENCLOSED PROXY CARD, BY DATING AND SIGNING, AND RETURNING IT PROMPTLY IN THE ENVELOPE PROVIDED; (2) BY CALLING (TOLL-FREE), THE TELEPHONE NUMBER ON YOUR PROXY CARD; OR (3) BY LOGGING ONTO THE INTERNET ADDRESS ON YOUR PROXY CARD.

Important Notice Regarding the Availability of proxy materials for the Special Meeting of Shareholders to be Held on December 8, 2017, or any adjournment thereof. This Notice and the Proxy Statement are available on the internet at proxyonline.com/docs/forumfunds.pdf. On this website, you will be able to access the Notice, the Proxy Statement, any accompanying materials and any amendments or supplements to the foregoing materials that are required to be furnished to Shareholders.

Information to Help You Understand and Vote on the Proposals

The following "Questions and Answers" section is a brief overview of the proposal to be voted upon and is not intended to be as detailed as the discussion found later in the proxy materials. For that reason, the information is qualified in its entirety by reference to the enclosed proxy statement to shareholders ("Proxy Statement"). Please read the full text of the Proxy Statement.

Q: ***Why am I receiving these materials?***

A: You are receiving these materials because on September 15, 2017, you owned shares of a series of the Trust (each such series a "Fund" and together the "Funds") overseen by the Trust's Board of Trustees ("Board" or "Trustees"). As a shareholder, you have a right to vote on the proposal to elect five nominees ("Trustee Nominees") to the Trust's Board ("Proposal").

The series of the Trust are comprised of each of the following Funds:

- Absolute Capital Opportunities Fund
- Absolute Convertible Arbitrage Fund
- Absolute Strategies Fund
- Adalta International Fund
- Auxier Focus Fund
- Beck, Mack & Oliver Partners Fund
- DF Dent Midcap Growth Fund
- DF Dent Premier Growth Fund
- DF Dent Small Cap Growth Fund
- Dinosaur Lisanti Small Cap Growth Fund
- LMCG Global Market Neutral Fund
- LMCG Global MultiCap Fund
- LMCG International Small Cap Fund
- MAI Managed Volatility Fund
- Merk Absolute Return Currency Fund
- Merk Hard Currency Fund
- Monongahela All Cap Value Fund
- Payson Total Return Fund
- Polaris Global Value Fund
- Steinberg Select Fund
- The BeeHive Fund

Q: ***What role does the Board play generally?***

A: The Trustees serve as representatives of the Shareholders of each Fund and are generally responsible for governance and oversight of any Fund operating as part of the Trust. The Trustees are fiduciaries and have an obligation to serve the best interests of Shareholders. The Trustees meet several times throughout the year to review the Funds' performance, oversee the Funds' operations, consider policy changes, and review contractual arrangements with companies that provide services to the Funds and oversee the Funds' general operations.

Q: ***Are Board members paid?***

A: Each Trustee who is not an "interested person" of the Trust (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (each, an "Independent Trustee") receives a fee paid by the Trust for the Independent Trustee's service on the Board. The Trust does not compensate other Trustees or officers of the Trust for their service. You can find more details about the fees that are paid to the Independent Trustees in the Statement of Additional Information for your Fund.

Q: ***Who will pay the expenses associated with the proxy?***

A: The expenses incurred in connection with preparing the Proxy Statement and its enclosures and the solicitation of the proxies will be paid for by the Trust. In addition, the Administrator will pay a portion of the expenses incurred in connection with the solicitation of the proxies.

Q: ***What is the required vote to approve the Proposal?***

A: Pursuant to applicable law, a Trustee Nominee shall be elected by an affirmative vote of more than half of the total votes cast. Each whole share shall be entitled to one vote as to any matter on which it is entitled to vote, and each fractional share shall be entitled to a proportionate fractional vote. Shares of the Funds will be counted together in determining the results of the voting on the Proposal.

Q: ***How does the Board recommend that I vote?***

A: After careful consideration, the Board recommends that you vote **"FOR"** the Proposal.

Q: ***How do I vote my shares?***

A: Please indicate your voting instructions on the enclosed proxy card, sign and date the proxy card, and return the proxy card by mail in the postage-paid envelope provided. As an alternative to voting by returning the signed and dated proxy card by mail, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on your proxy card. If you will attend the Special Meeting and vote in person, please let us know by calling us toll-free at (877) 837-9242.

Q: ***Who do I contact for additional information?***

A: If you have any questions about any of the proxy materials or need assistance voting your shares, please call us toll-free at 1-888-605-1957.

PROXY STATEMENT

FORUM FUNDS
Three Canal Plaza
Portland, Maine 04101

SPECIAL MEETING OF SHAREHOLDERS OF
FORUM FUNDS

December 8, 2017

SOLICITATION OF PROXIES ON BEHALF OF THE
BOARD OF TRUSTEES OF FORUM FUNDS

This proxy statement ("Proxy Statement") is furnished in connection with the solicitation of proxies on behalf of the Board of Trustees (the "Board" or "Trustees") of Forum Funds (the "Trust") for use at a special meeting (the "Special Meeting") of shareholders (the "Shareholders") of the series of the Trust (each, a "Fund" and together, the "Funds") or any adjournments thereof, to consider the election of five nominees ("Trustee Nominees") to the Trust's Board (the "Proposal"). The Special Meeting will be held at 2:00 p.m. Eastern Time on December 8, 2017, at the Trust's offices, located at Three Canal Plaza, Portland, Maine 04101. The approximate mailing date of this Proxy Statement is October 5, 2017.

Important Notice Regarding the Internet Availability of Proxy and Other Materials for the Special Meeting:

This Proxy Statement and the accompanying Notice of Special Meeting of Shareholders and form of proxy card also are available at the following website:

proxyonline.com/docs/forumfunds.pdf

AST Fund Solutions, LLC, a professional proxy solicitation firm located at 55 Challenger Road, Suite 201, Ridgefield Park, NJ 07660, has been engaged to assist in the solicitation of proxies for the Trust, at an estimated cost of approximately $65,000. In addition, the Trust may request personnel of the Administrator (as defined herein) to assist in the solicitation of proxies for no separate compensation. It is anticipated that the Trust will request brokers, custodians, nominees, and fiduciaries that are record owners of shares to forward proxy materials to their principals and obtain authorization for the execution of proxies. The Administrator will also bear a portion of the costs of soliciting proxies. The other costs associated with the preparation, printing, and mailing of the enclosed proxy card, Notice, and this Proxy Statement, and other costs incurred in connection with the related meetings of the Board and Shareholders, will be borne by the Trust.

VOTING PROCEDURE; REQUIRED VOTE

The Board has fixed the close of business on September 15, 2017, as the record date (the "Record Date"). Only Shareholders of record at the close of business on the Record Date will be entitled to notice of and a vote at the Special Meeting and at any adjournment or postponement thereof. Shareholders on the Record Date will be entitled to one vote for each share of the series of the Trust (each, a "Fund" and together, the "Funds") held in the Shareholder's name, with proportional voting rights for fractional shares. Shares of all Funds will be counted together in determining the results of the voting for the Proposal.

The presence in person or by proxy of one-third of the Trust's shares, in the aggregate, will constitute a quorum at the Special Meeting for acting on the Proposal. All proxies received will be counted as shares that are present for purposes of establishing a quorum.

A plurality of the votes cast by Shareholders at the Special Meeting is required to elect a Trustee Nominee to the Board. For these purposes, with respect to each Trustee Nominee, a "plurality" requires that more than half of the total votes cast "FOR" or "AGAINST" the Trustee Nominee be voted "FOR" the Trustee Nominee. For purposes of determining a plurality vote, abstentions will have no effect on the outcome of the Proposal.

If a quorum is not achieved at the Special Meeting or the vote required to approve the Proposal is not obtained, holders of a majority of the shares entitled to vote at the Special Meeting, and present in person or by proxy, may adjourn the Special Meeting with respect to any business or Proposal.

Prior to completing the attached proxy cards, Shareholders should review all voting information presented below under "Additional Information About the Trust."

SHAREHOLDER REPORTS

Each Fund will furnish, without charge, a copy of its respective Annual Report to any Shareholder who requests the report. Shareholders may obtain such reports by contacting the appropriate representative in accordance with the table below, or writing to P.O. Box 588, Portland, Maine 04112.

FUND	CONTACT
Absolute Capital Opportunities Fund	(888) 99-ABSOLUTE or (888) 992-2765 (toll free)
Absolute Convertible Arbitrage Fund	(888) 99-ABSOLUTE or (888) 992-2765 (toll free)
Absolute Strategies Fund	(888) 99-ABSOLUTE or (888) 992-2765 (toll free)
Adalta International Fund	(844) 284-9829 (toll free)
Auxier Focus Fund	(877) 328-9437 (toll free)
Beck, Mack & Oliver Partners Fund	(800) 943-6786 (toll free)
DF Dent Midcap Growth Fund	(866) 2DF-DENT or (866) 233-3368 (toll free)
DF Dent Premier Growth Fund	(866) 2DF-DENT or (866) 233-3368 (toll free)
DF Dent Small Cap Growth Fund	(866) 2DF-DENT or (866) 233-3368 (toll free)
Dinosaur Lisanti Small Cap Growth Fund	(800) 441-7031 (toll free)
LMCG Global Market Neutral Fund	(877) 591-4667 (toll free)
LMCG Global MultiCap Fund	(877) 591-4667 (toll free)
LMCG International Small Cap Fund	(877) 591-4667 (toll free)
MAI Managed Volatility Fund	(877) 414-7884 (toll free)
Merk Absolute Return Currency Fund	866) MERK FUND or (866) 637-5386 (toll free)
Merk Hard Currency Fund	866) MERK FUND or (866) 637-5386 (toll free)
Monongahela All Cap Value Fund	(855) 392-9331 (toll free)
Payson Total Return Fund	(800) 805-8258 (toll free)
Polaris Global Value Fund	(888) 263-5594 (toll free)
Steinberg Select Fund	(855) 330-7085 (toll free)
The BeeHive Fund	(866) 684-4915 (toll free)

PROPOSAL

ELECTION OF TRUSTEE NOMINEES TO THE BOARD
(ALL FUND SHAREHOLDERS)

As described in further detail in the Proxy Statement, the purpose of the Special Meeting is to consider the proposal to elect new Trustees ("Trustee Nominees") to the Board (the "Proposal") as a result of determination of four of the current Trustees' to retire, and to act upon any other business that may properly come before the Special Meeting or any adjournments thereof. The Board unanimously recommends that Shareholders of the Funds vote FOR all of the Trustee Nominees.

The Board currently consists of five Trustees, four of whom have served on the Board since 1989. Mr. Tucker, who is one of the Trustee Nominees, joined the Board in 2011. Having served with him for over five years, the other current Trustees believe he is well-qualified to continue to serve as a Trustee of the Trust and to act in the best interest of the Shareholders, and therefore, recommend his election. The Board also recommends that Shareholders of the Funds elect the following Trustee Nominees to the Board: Ms. Jennifer Brown-Strabley, Mr. Mark D. Moyer, Ms. Jessica Chase, and Mr. Stacey E. Hong. Each of the Trustee Nominees was recommended to the Nominating Committee by Trust management, including the Trust's current Trustees and officers. Each of the current Trustees, and more particularly the Nominating Committee, has determined that each of the Trustee Nominees is well-qualified, and that the election of the Trustee Nominees will result in an orderly and efficient transition of Board responsibilities. Effective upon the election of the Trustee Nominees, four of the five current Trustees will retire and each Trustee Nominee will take office.

If any Trustee Nominee standing for election shall, by reason of death or for any other reason, become unavailable as a candidate at the Special Meeting, votes pursuant to the enclosed proxy card will be cast for a substitute candidate by the proxies named on the proxy card, present and acting at the Special Meeting. The nomination of any such substitute candidate for election as a Trustee shall be made by a majority of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Trust ("Independent Trustees"). The Board has no reason to believe that any current Trustee or Trustee Nominee will become unavailable for election as a Trustee.

TRUSTEE NOMINEES' INFORMATION

Background

The Trust is governed by its Board. The Board is responsible for and oversees the overall management and operations of the Trust and the Funds, which includes the general oversight and review of each Fund's investment activities, in accordance with federal law, Delaware law and the stated policies of the Funds. The Board oversees the Trust's officers and service providers, including the advisers to the Funds, which are responsible for the management of the day-to-day operations of the Funds based on policies and agreements reviewed and approved by the Board. In carrying out these responsibilities, the Board regularly interacts with and receives reports from senior personnel of service providers and the Trust's Chief Compliance Officer ("CCO"). The Board also is assisted by the Trust's independent auditor (which reports directly to the Trust's Audit Committee), independent counsel and other experts as appropriate, all of which are selected by the Board. Trustees serve until their respective successors have been elected and qualified or until their earlier death, resignation or removal. The Trustees appoint the Trust's officers to actively supervise its day-to-day operations.

Information about the Trustee Nominees follows.

Trustee Nominees

The Trust's Nominating Committee, which is composed of the current Board's Independent Trustees, is charged with overseeing the composition of the Board to ensure that the positions are filled by competent and capable candidates. To that end, the Nominating Committee nominated each of the Trustee Nominees. The Trustee

Nominees are identified in the table below, which provides information as to their principal business occupations held during the past five years and certain other information. If elected, each Trustee Nominee will serve until his or her death, resignation or removal and replacement. The address for all Trustee Nominees is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101 ("Atlantic" or "Administrator"). Stacey E. Hong is currently an interested person of the Trust, as defined in the 1940 Act, due to his affiliation with Atlantic. Jessica Chase is currently an interested person of the Trust, as defined in the 1940 Act, due to her role as President of the Trust. Therefore, it is expected that at the time of their election neither Mr. Hong nor Ms. Chase will be considered to be an "Independent Trustee."

Name and Year of Birth	Principal Occupation(s) During Past Five Years	Number of Series in Fund Complex To Be Overseen By Trustee	Other Directorships Held By Trustee During Past Five Years
Independent Trustees			
David Tucker Born: 1958	Director, Blue Sky Experience (a charitable endeavor), since 2008; Senior Vice President & General Counsel, American Century Companies (an investment management firm) 1998-2008	45	Trustee, Forum Funds II; Trustee, Forum ETF Trust; Trustee, U.S. Global Investors Funds
Mark D. Moyer Born: 1959	Chief Financial Officer, Freedom House (a NGO advocating political freedom and democracy), since 2017; independent consultant providing interim CFO services, principally to non-profit organizations, 2011-2017; Chief Financial Officer, Institute of International Education (a NGO administering international educational exchange programs), 2008-2011; Chief Financial Officer and Chief Restructuring Officer, Ziff Davis Media Inc. (an integrated media company), 2005-2008; Adjunct Professor of Accounting, Fairfield University, 2009-2012	45	Trustee, Forum Funds II; Trustee, Forum ETF Trust; Trustee, U.S. Global Investors Funds
Jennifer Brown-Strabley Born: 1964	Principal, Portland Global Advisors 1996-2010	45	Trustee, Forum Funds II; Trustee Forum ETF Trust; Trustee, U.S. Global Investors Funds
Interested Trustees			
Stacey E. Hong Born: 1966	President, Atlantic since 2008	45	Trustee, Forum Funds II; Trustee, U.S. Global Investors Funds
Jessica Chase Born: 1970	Senior Vice President, Atlantic since 2008	21	N/A

In addition to the information set forth in the table above, each Trustee Nominee possesses certain relevant qualifications, experience, attributes or skills. The following provides additional information about these qualifications and experience.

David Tucker: Mr. Tucker has extensive experience in the investment management industry, including experience in senior management, legal and compliance roles at two large mutual fund complexes; service on various committees of the Investment Company Institute ("ICI"); and director of ICI Mutual (a mutual insurance company sponsored by the investment company industry), including service as chairman of the underwriting, risk and fraud committees of ICI Mutual's board of directors. Mr. Tucker actively serves charitable organizations in the metropolitan Kansas City area.

Jennifer Brown-Strabley: Ms. Brown-Strabley has experience in the financial services and investment management industry, including experience in fixed-income sales and quantitative research for hedge funds and as a principal of a registered investment adviser.

Mark D. Moyer: Mr. Moyer has extensive experience with finance. He currently serves as chief financial officer for a non-governmental organization, and has served as chief financial officer for an integrated media company and a not-for-profit organization. Mr. Moyer also served as an adjunct professor of accounting at Fairfield University.

Jessica Chase: Ms. Chase has experience in the fund services industry, including senior management roles overseeing the mutual fund and hedge fund accounting operations for a large bank provider and business development for a fund service provider specializing in third-party mutual fund administration. Ms. Chase serves as principal executive officer for certain investment companies.

Stacey E. Hong: Mr. Hong has experience in auditing as a certified public accountant, and in the financial services industry as the president of a fund service provider specializing in administration, accounting, and transfer agency services for pooled investment products. Mr. Hong has served as a principal executive officer and as a principal financial officer for certain investment companies.

There have been no purchases or sales of any securities of any investment adviser of the Funds (or their respective parents or subsidiaries, as applicable) since the beginning of the most recent calendar year by any Trustee Nominee.

Current Trustees

The current Trustee who will continue as a Trustee, if elected by Shareholders, is identified in the table below, which provides information as to his principal business occupations held during the past five years and certain other information. The address for the current Trustee is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.

Name and Year of Birth	Position with the Trust	Length of Time Served	Principal Occupations During Past Five Years	Number of Series in Fund Complex Overseen By Trustee	Other Directorships Held By Trustee During Past Five Years
Independent Trustee					
David Tucker Born: 1958	Trustee; Vice Chairman	Since 2011 (Vice Chairman since 2015)	Director, Blue Sky Experience (a charitable endeavor) since 2008; Senior Vice President & General Counsel, American Century Companies (an investment management firm) 1998-2008.	45	Trustee, Forum Funds II, Forum ETF Trust and U.S. Global Investors Funds.

Principal Officers of the Trust

The officers of the Trust conduct and supervise its daily business. The officers of the Trust, their years of birth and their principal occupations during the past five years are as set forth below. Each officer serves until his or her death, resignation or removal and replacement. The business address of each officer is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.

Name and Year of Birth	Position with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years

Name and Year of Birth	Position with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years
Jessica Chase Born: 1970	President; Principal Executive Officer	Since 2015	Senior Vice President, Atlantic since 2008.
Karen Shaw Born: 1972	Treasurer; Principal Financial Officer	Since 2008	Senior Vice President, Atlantic since 2008.
Zachary Tackett Born: 1988	Vice President; Secretary and Anti-Money Laundering Compliance Officer	Since 2014	Counsel, Atlantic since 2014; Intern Associate, Coakley & Hyde, PLLC, 2010-2013.
Timothy Bowden Born: 1969	Vice President	Since 2009	Manager, Atlantic since 2008.
Michael J. McKeen Born: 1971	Vice President	Since 2009	Senior Vice President, Atlantic since 2008.
Geoffrey Ney Born: 1975	Vice President	Since 2013	Manager, Atlantic since 2013; Senior Fund Accountant, Atlantic, 2008-2013.
Todd Proulx Born: 1978	Vice President	Since 2013	Manager, Atlantic since 2013; Senior Fund Accountant, Atlantic, 2008-2013.
Carlyn Edgar Born: 1963	Vice President	Since 2008	Senior Vice President, Atlantic since 2008; Chief Compliance Officer, 2008-2016.
Dennis Mason Born: 1967	Chief Compliance Officer	Since 2016	Fund Compliance Officer, Atlantic since 2013; Senior Specialist, Atlantic, 2011-2013; Senior Analyst, Atlantic, 2008-2011.

Board Structure

Independent Trustees are expected to constitute at least a majority of the Board members. At an in-person meeting of the Board held on September 15, 2017, the current Board approved a change to the Trust's Board Governance Policy to reduce the number of required Independent Trustees from 75% to a majority. The trustees discharge their responsibilities collectively as a Board, as well as through Board committees, each of which operates pursuant to a charter or procedures approved by the Board that delineates the specific responsibilities of that committee. The Board has established three standing committees: the Audit Committee, the Nominating Committee and the Qualified Legal Compliance Committee. The members and responsibilities of each Board committee are summarized below. The Board also receives regular reports from a "Valuation Committee," as detailed below.

The Board periodically evaluates its structure and composition as well as various aspects of its operations. The Board believes that its leadership structure, including its Independent Chair position and its committees, is appropriate for the Trust in light of, among other factors, the asset size and nature of the Funds, the number of Funds overseen by the Board, the arrangements for the conduct of each Fund's operations, the number of Trustees and the Board's responsibilities. On an annual basis, the Board conducts a self-evaluation that considers, among other matters, whether the Board and its committees are functioning effectively and whether, given the size and composition of the Board and each of its committees, the Trustees are able to oversee effectively the number of Funds in the complex.

The Board holds four regularly scheduled in-person meetings each year. The Board may hold special meetings, as needed, either in person or by telephone, to address matters arising between regular meetings. At least once per year, during a regularly scheduled in-person meeting of the Board, the Independent Trustees and Fund and Trustee counsel meet without the presence of Trust officers, representatives of the Administrator or any other service provider. The Independent Trustees may hold special meetings, as needed, either in person or by telephone.

The Board also oversees risk management for the Trust and the Funds through review of regular reports, presentations and other information from officers of the Trust and other persons. Senior officers of the Trust, senior officers of the advisers and the CCO regularly report to the Board on a range of matters, including those relating to risk management. In this regard, the Board periodically receives reports regarding other service providers to the Trust, either directly or through the CCO. On at least a quarterly basis, the Independent Trustees meet with the CCO to discuss matters relating to the Funds' compliance program. Further, at least annually, the Board receives a report from the CCO regarding the effectiveness of the Funds' compliance program.

Board Meeting Attendance

During the calendar year ended December 31, 2016, the Board held four regularly scheduled meetings and two special meetings. Each of the current Trustees attended at least 75% of the meetings of the Board and of meetings held by committees of the Board on which the Trustee served.

Committees

The Board has established the following committees:

Audit Committee. The Trust's Audit Committee, which meets when necessary, currently consists of Messrs. Costas Azariadis, James C. Cheng, J. Michael Parish, and David Tucker, constituting all of the current Independent Trustees. Pursuant to a charter adopted by the Board, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Trust. It is directly responsible for the appointment, termination, compensation and oversight of work of the independent auditors to the Trust. The Audit Committee reviews the methods, scope, and results of the audits and audit fees charged, and the Trust's internal accounting procedures and controls. During the calendar year ended December 31, 2016, the Audit Committee met four times.

Nominating Committee. The Trust's Nominating Committee, which meets when necessary, currently consists of Messrs. Azariadis, Cheng, Parish, and Tucker, constituting all of the current Independent Trustees. Pursuant to a charter adopted by the Board, the Nominating Committee is charged with the duty of nominating all trustees and committee members and presenting these nominations to the Board. The Nominating Committee may apply several criteria in selecting and assessing nominees. The Nominating Committee considers whether each such nominee has demonstrated an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Trust. The Nominating Committee considers factors such as a candidate's specific experience, skills, and industry background; knowledge to the business and objectives of the Trust; potential conflicts of interest involving a candidate; and other factors or qualities that the Nominating Committee believes will enhance the Board's ability to effectively manage and direct the Trust's affairs and business. The Nominating Committee will not consider any nominees recommended by shareholders. During the calendar year ended December 31, 2016, the Nominating Committee did not meet. The Nominating Committee held meetings on June 14, 2017 and September 14, 2017, to consider and nominate the Trustee Nominees. At the September 14, 2017 meeting, the Nominating Committee recommended the nomination of the Trustee Nominees to the Board.

Qualified Legal Compliance Committee. The Qualified Legal Compliance Committee (the "QLCC"), which meets when necessary, consists of Messrs. Azariadis, Cheng, Parish, and Tucker, constituting all of the Independent Trustees. The QLCC evaluates and recommends resolutions to reports from attorneys servicing the Trust regarding evidence of material violations of applicable federal and state law or the breach of fiduciary duties under applicable federal and state law by the Trust or an employee or agent of the Trust. During the calendar year ended December 31, 2016, the QLCC did not meet.

The Board also receives regular reports from a "Valuation Committee," composed of the Principal Executive Officer, the Principal Financial Officer, the CCO, a senior fund accounting member, a senior representative from the Administrator's regulatory administration group and a representative of the adviser whose Fund(s) present valuation matters. The Valuation Committee operates pursuant to the Trust's Valuation and Error Correction Policy (the "Valuation Policy"), as approved by the Board. The Valuation Committee reports to the Board on the pricing of each Fund's shares and the valuation of each Fund's portfolio securities; recommends, subject to approval by the Board, independent pricing services to provide a value for Fund assets; makes and monitors fair value determinations pursuant to the Valuation Policy; and carries out any other functions delegated to it by the Board relating to the valuation of Fund assets.

Beneficial Ownership

The table below sets forth the amount of shares in the Trust beneficially owned by each Trustee Nominee as one of the following dollar ranges: None; $1-$10,000; $10,001-$50,000; $50,001-$100,000; or over $100,000. The information below is provided as of December 31, 2016.

Nominees	Dollar Range of Beneficial Ownership in the Trust as of December 31, 2016
Independent Trustees	
David Tucker	None
Jennifer Brown-Strabley	None
Mark Moyer	None
Interested Trustees	
Stacey E. Hong	None
Jessica Chase	None

Compensation

Each of the Independent Trustees is currently paid an annual fee of $50,000 for service to the Trust. The Chairman of the Board is currently paid an annual fee of $66,000. The Vice Chairman of the Board is currently paid an annual fee of $56,000. The Chairman of the Audit Committee is currently paid an additional fee of $6,000 annually. The Trustees and Chairman of the Board may receive additional fees for special Board meetings. Each Trustee is also reimbursed for all reasonable out-of-pocket expenses incurred in connection with his duties as a Trustee, including travel and related expenses incurred in attending Board meetings. No officer of the Trust is compensated by the Trust, but officers are reimbursed for travel and related expenses incurred in attending Board meetings held outside of Portland, Maine. The following table sets forth the fees paid to each Trustee by the Trust for the fiscal year ended December 31, 2016.

Trustee	Pension or Retirement Benefits Accrued as part of Fund Expenses	Total Compensation from Trust
J. Michael Parish	N/A	$69,000
Costas Azariadis	N/A	$52,000
James C. Cheng	N/A	$58,000
David Tucker	N/A	$58,000
John Y. Keffer	N/A	$0

The new Trustees will be responsible for setting compensation at their first in-person meeting. It is anticipated that the new Trustees will receive compensation that is in the range of the compensation paid to the current Trustees.

INDEPENDENT PUBLIC ACCOUNTANT

BBD, LLP ("BBD"), 1835 Market Street, 26th Floor, Philadelphia, Pennsylvania 19103, is the independent registered public accounting firm for the Funds, providing audit and tax services. BBD audits the annual financial statements of the Funds and provides the Funds with an audit opinion. BBD also reviews certain regulatory filings of the Funds, and may perform other professional accounting, auditing, and tax services to the extent approved by the Audit Committee of the Trust. No representative from BBD is expected to be at the Special Meeting.

Audit Fees. The aggregate fees billed to the Trust for professional audit services rendered by BBD were $336,600 and $321,000 for the fiscal years ended December 31, 2016, and 2015, respectively.

Audit-Related Fees. There were no fees billed to the Trust for audit-related services rendered by BBD for the fiscal years ended December 31, 2016, and 2015.

Tax Fees. The aggregate fees billed to the Trust for tax services rendered by BBD were $71,000 and $68,000 for the fiscal years ended December 31, 2016, and 2015, respectively. These tax fees consist of review and preparation of U.S. federal, state, local, and excise tax returns. These non-audit services were pre-approved by the Trust's Audit Committee in accordance with its pre-approval procedures.

All Other Fees. There were no other fees billed to the Trust for other products and services rendered by BBD during the fiscal years ended December 31, 2016 and 2015.

Non-Audit Fees. The aggregate fees billed to the Trust for non-audit services rendered by BBD were $71,000 and $68,000 for the fiscal years ended December 31, 2016, and 2015, respectively. These fees related to tax services rendered to the Funds. These non-audit services were considered by the Trust's Audit Committee in maintaining the principal accountant's independence.

Audit Committee Pre-Approval Procedures. The Audit Committee reviews, considers, and pre-approves the engagement of all auditors to certify the Trust's financial statements. The Audit Committee must report to the Board regarding its approval of all audit engagements. Trust management may request pre-approval of, and the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, may pre-approve permissible non-audit services to the Trust that provide ongoing services to the Trust if such engagement relates to the operations and financial reporting to the Trust. Pre-approval by the Audit Committee of permissible non-audit services is not required if: (i) the aggregate amount of all such permissible non-audit services provided to the Trust constitutes not more than 5% of the total amount of revenues paid by the Trust to an auditor during the fiscal year in which the permissible non-audit services are provided; (ii) the permissible non-audit services were not recognized by the Trust at the time of the engagement to be non-audit services; and (iii) such non-audit services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or its authorized delegates.

ADDITIONAL INFORMATION ABOUT THE TRUST

TRUSTEES AND OFFICERS

Information about each current Trustee, each Trustee Nominee and each current executive officer of the Trust is included in this Proxy Statement under the "Trustee and Trustee Nominees' Information" section. As of the Record Date, the Trustees and officers of the Trust as a group beneficially owned less than 1% of the outstanding shares of any Fund.

PRINCIPAL SHAREHOLDERS

As of the Record Date, the persons referenced below were the only persons known to the Trust to be the record or beneficial owners of 5% or more of any Fund. The Trust believes that most of these shares were held by such holders in accounts for their fiduciary, agency, or custodial accounts.

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
Absolute Capital Opportunities Fund	Absolute Strategies Fund 3 Canal Plaza Suite 600 Portland, Me 04101	1,289,545.227	100%
Absolute Convertible Arbitrage Fund	Eric C Hage 88 Norrans Ridge Dr Ridgefield, CT 06877	240,324.257	13.38%
Absolute Convertible Arbitrage Fund	Daniel Hage 282 Chestnut Hill Rd Wilton, CT 06897	187,242.007	10.42%
Absolute Convertible Arbitrage Fund	Mohanlal K Sehdev Living Trust 253 Pesaro Dr Nokomis, FL 34275	166,141.801	9.25%
Absolute Convertible Arbitrage Fund	Nalini Hage 282 Chestnut Hill Rd Wilton, CT 06897	153,214.536	8.53%
Absolute Convertible Arbitrage Fund	Mohican Capital Management LLC 21 River Rd Ste 2100 Wilton, CT 06897	144,334.773	8.03%
Absolute Convertible Arbitrage Fund	Peter A Rogers And Joan M Rogers 10 West Ln Madison, NJ 07940	122,045.944	6.79%
Absolute Convertible Arbitrage Fund	Daniel Hage And Nalini Hage 282 Chestnut Hill Rd Wilton, CT 06897	114,002.623	6.35%
Absolute Convertible Arbitrage Fund	Noelle A Hage 88 Norrans Ridge Dr Ridgefield, CT 06877	113,085.645	6.29%
Absolute Strategies Fund - Class R	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	464,999.206	39.37%
Absolute Strategies Fund – Institutional	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	26,823,232.57	63.57%
Absolute Strategies Fund - Institutional	National Financial Services FBO Customers One World Financial Center 200 Liberty Street New York, NY 10281	7,312,021.41	17.33%
Adalta International Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	862,705.348	83.77%
Beck, Mack & Oliver Partners Fund	SEI Private Trust Company C O State Street Bank One Freedom Valley Drive Oaks, PA 19456	378,971.172	10.44%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
Beck, Mack & Oliver Partners Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	184,791.791	5.09%
DF Dent Midcap Growth Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	495,753.649	24.64%
DF Dent Midcap Growth Fund	HOCO FBO Non Fid ERISA 922 Walnut St Mailstop Tbts 2 Kansas City, MO 64106	148,149.586	7.36%
DF Dent Midcap Growth Fund	Saxon Co FBO P O Box 7780 Philadelphia, PA 19182	136,908.28	6.8%
DF Dent Midcap Growth Fund	OLtrust Co P O Box 966 Evansville, IN 47706	130,648.425	6.49%
DF Dent Midcap Growth Fund	Matthew F Dent 6 Betty Bush Ln Baltimore, MD 21212	109,334.565	5.43%
DF Dent Premier Growth Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	502,574.039	10.15%
DF Dent Premier Growth Fund	National Financial Services FBO Clients 499 Washington Blvd 5 Jersey City, NJ 07310	474,727.628	9.58%
DF Dent Premier Growth Fund	Daniel F Dent 400 E Pratt St 7th Fl Baltimore, Md 21202	295,684.817	5.97%
DF Dent Small Cap Growth Fund	DF Dent Company Inc Pst Dan Dent Ttee & Thomas F O'Neil Ttee 400 E Pratt St 7th Fl Baltimore, MD 21202	78,796.655	12.81%
DF Dent Small Cap Growth Fund	Matthew F Dent 6 Betty Bush Ln Baltimore, MD 21212	54,474.474	8.85%
DF Dent Small Cap Growth Fund	Daniel F Dent 2003 Irrevocable Trust FBO Mary D Dent 400 E Pratt St 7th Floor Baltimore, MD 21202	48,146.577	7.83%
DF Dent Small Cap Growth Fund	Daniel F Dent 400 E Pratt St 7th Fl Baltimore, MD 21202	47,063.836	7.65%
DF Dent Small Cap Growth Fund	Mary D Dent 400 E Pratt St 7th Fl Baltimore, MD 21202	37,866.392	6.15%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
DF Dent Small Cap Growth Fund	Joseph R Turtoro Jr & Patricia A Turtoro 519 Cabot Dr Hockessin, DE 19707	36,290.511	5.9%
Dinosaur Lisanti Small Cap Growth Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	56,055.473	9.08%
Dinosaur Lisanti Small Cap Growth Fund	National Financial Services 499 Washington Blvd Fl 5 Jersey City, NJ 07310	47,585.483	7.71%
Dinosaur Lisanti Small Cap Growth Fund	Merrill Lynch Pierce Fenner & Smith Inc FBO Customers 4800 Deer Lake Drive E Jacksonville, FL 32246	44,465.306	7.2%
Dinosaur Lisanti Small Cap Growth Fund	Caryn R Tuckerman 188 E 70 St New York, NY 10021	32,332.717	5.24%
Auxier Focus Fund - Class A	D A Davidson Co As Cust For Linda J Hitchcock Ttee PO Box 5015 Great Falls, MT 59403	34,023.64	27.04%
Auxier Focus Fund - Class A	D A Davidson Co Inc FBO Allyn C Ford PO Box 5015 Great Falls, MT 59403	9,172.357	7.29%
Auxier Focus Fund - Class A	D A Davidson Co Inc FBO Wesley R Fitzpatrick PO Box 5015 Great Falls, Mt 59403	8,253.602	6.56%
Auxier Focus Fund - Institutional Class	Charles Schwab Co 101 Montgomery St San Francisco, CA 94104-4122	1,867,544.387	68.08%
Auxier Focus Fund - Institutional Class	National Financial Services FBO Customers 499 Washington Blvd Jersey City, NJ 07950	197,208.662	7.19%
Auxier Focus Fund - Investor Class	Charles Schwab Co 101 Montgomery St San Francisco, CA 94104	3,390,234.182	41.42%
Auxier Focus Fund - Investor Class	National Financial Services FBO Customers 499 Washington Blvd Jersey City, NJ 07310	1,020,799.237	12.47%
LMCG Global Market Neutral Fund - Institutional	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	703,356.099	16.43%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
LMCG Global Market Neutral Fund - Institutional	LPL Financial Omnibus Customer Account Attn Lindsay O Toole 4707 Executive Drive San Diego, CA 92121	457,768.686	10.69%
LMCG Global Market Neutral Fund - Institutional	National Financial Services FBO Customers 499 Washington Blvd Jersey City, NJ 07310	449,997.836	10.51%
LMCG Global Market Neutral Fund - Investor	National Financial Services FBO Customers 499 Washington Blvd Jersey City, NJ 07310	245,504.246	63.64%
LMCG Global Market Neutral Fund - Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	113,758.878	29.49%
LMCG Global Multicap Fund - Institutional	TD Ameritrade FBO Matrix Trust Company Convergent Capital Management LLC FBO Kenneth Swan 8 Nantucket Rd Wellesley, MA 02481	71,506.177	43.64%
LMCG Global Multicap Fund - Institutional	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	32,178.687	19.64%
LMCG Global Multicap Fund - Institutional	National Financial Services FBO Customers 499 Washington Blvd Jersey City, NJ 07310	23,471.879	14.33%
LMCG Global Multicap Fund - Institutional	LPL Financial Omnibus Customer Account Attn Lindsay O Toole 4707 Executive Drive San Diego, CA 92121	20,945.674	12.78%
LMCG Global Multicap Fund - Institutional	TD Ameritrade FBO Matrix Trust Company Convergent Capital Management LLC FBO Joseph Tower 26 Stone Cleave Rd N Andover, MA 01845	9,715.575	5.93%
LMCG Global Multicap Fund - Investor	LPL Financial Omnibus Customer Account Attn Lindsay O Toole 4707 Executive Drive San Diego, CA 92121	924.965	62.31%
LMCG Global Multicap Fund - Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	559.515	37.69%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
LMCG International Small Cap Fund-Institutional	MWRA Employees Retirement System Two Griffin Way Chelsea, MA 02150	1,864,191.507	71.58%
LMCG International Small Cap Fund-Institutional	Falmouth Retirement System Government Plan 744 Main St Falmouth, MA 02540	397,320.357	15.26%
LMCG International Small Cap Fund-Institutional	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	207,874.729	7.98%
LMCG International Small Cap Fund-Investor	TD Ameritrade Inc FBO Our Customers PO Box 2226 Omaha, NE 68103	3,1707.89	64.87%
LMCG International Small Cap Fund-Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	17,171.73	35.13%
MAI Managed Volatility Fund - Institutional	National Financial Services FBO Our Customers 499 Washington Blvd Jersey City, NJ 07310	6,538,090.699	62.14%
MAI Managed Volatility Fund - Institutional	Mac Co A C 500 Grant Street Room 151-1010 Pittsburgh, PA 15258	1,160,834.245	11.03%
MAI Managed Volatility Fund - Institutional	Saxon & Co FBO PO Box 7780-1888 Philadelphia, PA 19182	704,383.531	6.69%
MAI Managed Volatility Fund - Investor	National Financial Services FBO Our Customers 499 Washington Blvd Jersey City, NJ 07310	46,650.372	83.09%
MAI Managed Volatility Fund - Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	8,118.632	14.46%
Merk Absolute Return Currency - Institutional	Charles Schwab & Co Inc 101 Montgomery St San Francisco, CA 94104	214,607.319	13.47%
Merk Absolute Return Currency - Institutional	National Financial Services 499 Washington Blvd Jersey City, NJ 07310	143,964.185	9.04%
Merk Absolute Return Currency - Institutional	TD Ameritrade Inc FBO Clients PO Box 2226 Omaha, NE 68103	119,540.958	7.5%
Merk Absolute Return Currency - Investor	National Financial Services 499 Washington Blvd Jersey City, NJ 07310	370,030.797	31.96%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
Merk Absolute Return Currency - Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	280,885.71	24.26%
Merk Absolute Return Currency - Investor	TD Ameritrade Inc FBO Clients PO Box 2226 Omaha, NE 68103	201,516.623	17.4%
Merk Hard Currency Fund - Institutional	Charles Schwab & Co Inc 101 Montgomery St San Francisco, CA 94104	710,140.539	33.47%
Merk Hard Currency Fund - Institutional	Vanguard Brokerage Services PO Box 1170 Valley Forge, PA 19482	552,616.781	26.05%
Merk Hard Currency Fund - Institutional	National Financial Services 499 Washington Blvd Jersey City, NJ 07310	248,374.284	11.71%
Merk Hard Currency Fund - Institutional	TD Ameritrade Inc FBO Clients PO Box 2226 Omaha, NE 68103	160,531.466	7.57%
Merk Hard Currency Fund - Investor	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	3,604,272.474	38.64%
Merk Hard Currency Fund - Investor	National Financial Services 499 Washington Blvd Jersey City, NJ 07310	2,292,287.44	24.57%
Merk Hard Currency Fund - Investor	Vanguard Brokerage Services PO Box 1170 Valley Forge, PA 19482	731,753.429	7.84%
Merk Hard Currency Fund - Investor	TD Ameritrade Inc FBO Clients PO Box 2226 Omaha, NE 68103	587,945.167	6.3%
Monongahela All Cap Value Fund	Ann Rodgers PO Box 299 Revere, PA 18953	46,082.189	7.65%
Monongahela All Cap Value Fund	Michael C Rodgers PO Box 299 Revere, PA 18953	42,330.877	7.03%
Payson Total Return	Reliance Trust Company FBO Payson Cr PO Box 28004 Atlanta, GA 30358	2,500,799.707	51.3%
Polaris Global Value Fund	Charles Schwab & Co Inc FBO Customers 101 Montgomery St San Francisco, CA 94104-4122	3,005,589.05	15.51%
Polaris Global Value Fund	National Financial Services 499 Washington Blvd, Fl 5 Jersey City, NJ 07310	2,916,739.973	15.06%

FUND	SHAREHOLDER	SHARES OWNED	PERCENTAGE OWNED
Polaris Global Value Fund	Bernard R Horn Jr & Lorraine B Horn 99 Beaver Rd Reading, MA 01867	2,912,561.612	15.03%
Polaris Global Value Fund	Goldman Sachs & Co C/O Mutual Fund Ops 222 South Main St Salt Lake City, UT 84101	1,711,451.16	8.83%
Steinberg Select Fund – Institutional	Novant Health Inc Wayne Forrest Morgan Cio 2085 Frontis Plaza Blvd Winston Salem, NC 27103	1,102,295.82	31.14%
Steinberg Select Fund - Institutional	Brown Brothers Harriman & Co FBO Customers 140 Broadway New York, NY 10005	446,294.84	12.61%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	281,565.989	7.95%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	279,487.114	7.9%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	271,156.244	7.66%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	189,624.856	5.36%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	188,826.079	5.33%
Steinberg Select Fund - Institutional	Pershing LLC PO Box 2052 Jersey City, NJ 07303	179,064.332	5.06%
The Beehive Fund	William G Spears 147 East 48th St New York, NY 10017	534,028.065	6.42%

INVESTMENT ADVISERS AND INVESTMENT SUB-ADVISERS

Absolute Investment Advisers LLC, 18 Shipyard Drive, Suite 3C, Hingham, MA 02043, is a registered investment adviser and provides investment advisory services to the Absolute Capital Opportunities Fund, Absolute Convertible Arbitrage Fund, and Absolute Strategies Fund. Harvest Capital Strategies LLC, 600 Montgomery Street, Suite 1700, San Francisco, CA 94111, is a registered investment adviser and provides investment advisory services to the Absolute Strategies Fund. Kovitz Investment Group Partners, LLC, 115 South LaSalle Street, 27th Floor, Chicago, IL 60603, is a registered investment adviser and provides investment advisory services to the Absolute Capital Opportunities Fund and Absolute Strategies Fund. Longhorn Capital Partners, LP, 3811 Turtle Creek Boulevard, Suite 225, Dallas, TX 75219 is a registered investment adviser and provides investment advisory services to the Absolute Strategies Fund. Mohican Financial Management, LLC, 21 River Road, Suite 2100, Wilton, CT 06897 is a registered investment adviser and provides investment advisory services to the Absolute Convertible Arbitrage Fund and Absolute Strategies Fund. St. James Investment Company, LLC, 2716 Fairmount Street, Dallas, TX 75201 is a registered investment adviser and provides investment advisory services to the Absolute Capital Opportunities Fund and Absolute Strategies Fund. The Boston Company Asset Management, LLC, One Boston Place, Boston, MA 02108 is a registered investment adviser and provides investment advisory services to the Absolute Strategies Fund.

Adalta Capital Management LLC, 452 Fifth Avenue, 14th Floor, New York, NY 10018, is a registered investment adviser and provides investment advisory services to the Adalta International Fund.

Auxier Asset Management LLC, 15668 NE Eilers Road, Aurora, OR 97002, is a registered investment adviser and provides investment advisory services to the Auxier Focus Fund.

Beck, Mack & Oliver, LLC, 565 Fifth Avenue, 19th Floor, New York, NY 10017, is a registered investment adviser and provides investment advisory services to the Beck, Mack & Oliver Partners Fund.

D.F. Dent and Company, Inc., 400 E. Pratt Street, 7th Floor, Baltimore, Maryland 21202, is a registered investment adviser and provides investment advisory services to the DF Dent Midcap Growth Fund, DF Dent Premier Growth Fund, and DF Dent Small Cap Growth Fund.

H.M. Payson & Co., P.O. Box 31, Portland, Maine 04112, is a registered investment adviser and provides investment advisory services to the Payson Total Return Fund.

Lisanti Capital Growth, LLC, 112 W. 34th Street, Suite 17082, New York, NY 10120, is a registered investment adviser and provides investment advisory services to the Dinosaur Lisanti Small Cap Growth Fund.

LMCG Investments, LLC, 200 Clarendon Street, 28th Floor, Boston, MA 02116, is a registered investment adviser and provides investment advisory services to the LMCG Global Market Neutral Fund, LMCG Global MultiCap Fund, and LMCG International Small Cap Fund.

MAI Capital Management, LLC, 1360 E. Ninth Street, Suite 1100, Cleveland, Ohio 44114, is a registered investment adviser and provides investment advisory services to the MAI Managed Volatility Fund.

Merk Investments LLC, 555 Bryant Street #455, Palo Alto, California 94301, is a registered investment adviser and provides investment advisory services to the Merk Absolute Return Currency Fund and Merk Hard Currency Fund.

Rodgers Brothers, Inc. d/b/a/ Monongahela Capital Management, 223 Mercer Street, Harmony, PA 16037, is a registered investment adviser and provides investment advisory services to the Monongahela All Cap Value Fund.

Polaris Capital Management, LLC, 121 High Street, Boston, Massachusetts 02110, is a registered investment adviser and provides investment advisory services to the Polaris Global Value Fund.

Steinberg Asset Management, LLC, 12 East 49th Street, Suite 1202, New York, NY 10017, is a registered investment adviser and provides investment advisory services to the Steinberg Select Fund.

Spears Abacus Advisors LLC, 147 East 48th Street, New York, New York 10017 is a registered investment adviser and provides investment advisory services to The BeeHive Fund.

ADMINISTRATOR

Atlantic Fund Services, 3 Canal Plaza, Suite 600, Portland, Maine 04101, serves as Administrator for each Fund, providing fund accounting, administrative, recordkeeping, compliance support, and other reporting services for the Funds.

DISTRIBUTOR

Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101, is the distributor for the Funds.

MATERIAL BUSINESS RELATIONSHIPS

No investment adviser, nor any investment sub-adviser to the Funds is aware of any material business relationship between any principal of such adviser and the Funds, its distributor, or any other organization that provides investment advisory services to the Funds.

VOTING INFORMATION

The vote required to approve the Proposal is summarized at the beginning of the Proxy Statement under the "Voting Procedures; Required Vote" section. As of the close of business on the Record Date, the Funds had the following outstanding shares:

Fund	Total Shares Outstanding	Institutional Class Shares Outstanding	Investor Class Shares Outstanding	A Class Shares Outstanding	R Class Shares Outstanding
Absolute Capital Opportunities Fund	1,289,546.227				
Absolute Convertible Arbitrage Fund	1,796,723.394				
Absolute Strategies Fund	43,375,767.016	42,194,755.390			1,181,011.626
Adalta International Fund	1,029,848.389				
Auxier Focus Fund	11,054,478.290	2,743,198.796	8,185,443.506	125,835.988	
Beck, Mack & Oliver Partners Fund	3,630,715.164				
DF Dent Midcap Growth Fund	2,012,319.905				
DF Dent Premier Growth Fund	4,953,191.575				
DF Dent Small Cap Growth Fund	615,243.548				
Dinosaur Lisanti Small Cap Growth Fund	617,303.103				
LMCG Global Market Neutral Fund	4,666,297.073	4,280,551.567	385,745.506		
LMCG Global MultiCap Fund	165,335.207	163,850.727	1,484.480		
LMCG International Small Cap Fund	2,653,337.182	2,604,456.532	48,880.650		
MAI Managed Volatility Fund	10,577,400.098	10,521,255.258	56,144.840		
Merk Absolute Return Currency Fund	2,751,174.538	1,593,262.308	1,157,912.230		
Merk Hard Currency Fund	11,450,644.349	2,121,755.330	9,328,889.019		
Monongahela All Cap Value Fund	602,276.105				
Payson Total Return Fund	4,874,558.901				
Polaris Global Value Fund	19,373,238.174				
Steinberg Select Fund	3,539,504.387				
The BeeHive Fund	8,323,291.593				

Each share outstanding is entitled to one vote per share in his or her name, with proportional voting for fractional shares. There shall be no cumulative voting in the election of Trustees. The persons named in the enclosed proxy card will vote shares of the Funds in accordance with instructions received from Shareholders. Shares present in person or represented by proxy at the Special Meeting will be counted both for the purpose of determining the presence of a quorum and for calculating the votes cast on any proposal before the Special Meeting for which they are entitled to vote.

Shares represented by properly executed proxies received prior to the Special Meeting, unless thereafter revoked, will be voted at the Special Meeting in accordance with the instructions indicated thereon. If no instructions are given on a properly executed proxy, it will be voted FOR each Trustee Nominee. With respect to proxies not otherwise limited to the contrary, the persons named as proxy holders will vote in their discretion on any other business that may properly come before the Special Meeting or any postponement thereof.

The presence in person or by proxy of one-third of the Trust's shares, in the aggregate, will constitute a quorum at the Special Meeting for acting on the Proposal. All proxies received, including proxies that reflect (i) broker non-votes (i.e., shares held in record name of broker-dealers or nominees as to which (a) instructions are not provided by the beneficial owners or the persons entitled to vote, and (b) the broker-dealer or nominee does not have discretionary voting power), or (ii) abstentions, will be counted as shares that are present for purposes of establishing a quorum.

A plurality of the votes cast by Shareholders at the Special Meeting is required to elect a Trustee Nominee to the Board. For these purposes, with respect to each Trustee Nominee, a "plurality" requires more than half of the total votes cast "FOR" or "AGAINST" the Trustee Nominee be voted "FOR" the Trustee Nominee. For purposes of determining a plurality vote, abstentions will have no effect on the outcome of the Proposal. Shares held in the record name of a broker-dealer or nominee are permitted to vote on the Proposal. However, if the broker-dealer or nominee does not vote, it will have no effect on the outcome of the Proposal.

If a quorum is not achieved at the Special Meeting or the vote required to approve the Proposal is not obtained, holders of a majority of the shares entitled to vote at the Special Meeting, and present in person or by proxy, may adjourn the Special Meeting with respect to any business or Proposal. A vote may be taken on any proposal prior to an adjournment if sufficient votes have been received for approval. Unless otherwise instructed, proxies will be voted in favor of any adjournment.

A proxy may be revoked at any time prior to its exercise by written notice, by execution of a subsequent proxy, or by attending the Special Meeting and voting in person.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF TRUSTEES

Shareholders may address correspondence that relates to the Funds, to the Board as a whole, or to individual Trustees and send such correspondence to the Secretary of Forum Funds at the Trust's principal office: Forum Funds, Three Canal Plaza, Suite 600, Portland, ME 04101. Upon receipt, all such shareholder correspondence will be directed to the attention of the appropriate addressee.

EXPENSES OF THE MEETING

The Trust will pay for the costs of the Special Meeting, and any adjournment thereof, the preparation, printing, and mailing of the enclosed proxy card, Notice, and this Proxy Statement, and all other costs incurred in connection with the related Board and Shareholder meetings. The Trust and the Administrator will each pay a portion of the costs incurred in connection with the solicitation of proxies. Expenses of the Trust are allocated among the Funds in accordance with the Trust's expense allocation methodologies, as approved by the Board.

PROPOSALS FOR FUTURE SHAREHOLDER MEETINGS

The Trust does not intend to hold shareholder meetings each year, but the Board may call meetings from time to time. Special meetings of the Shareholders of any Fund may be called by the Trustees and shall be called by the Trustees upon the written request of Shareholders owning at least one-tenth of the outstanding shares entitled to vote. Proposals of Shareholders that are intended to be presented at a future shareholder meeting must be received by the Trust in writing at a reasonable time prior to the date of a meeting of shareholders in order to be considered for inclusion in the proxy materials for a meeting. Timely submission of a proposal does not, however, necessarily mean that the proposal will be included.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which any Trustee, Trustee Nominee, or affiliated person of such Trustee, or Trustee Nominee is a party adverse to the Funds or any of their affiliated persons or has a material interest adverse to the Funds or any of their affiliated persons.

HOUSEHOLDING OF PROXY STATEMENTS

As permitted by law, only one copy of this Proxy Statement may be delivered to the Funds' shareholders residing at the same address, unless such shareholders have notified the Trust of their desire to receive multiple copies of the shareholder reports and proxy statements that the Funds send. If you would like to receive an additional copy, please call (877) 837-9242; or write to the Trust at Forum Funds, P.O. Box 588, Portland, Maine 04112. The Trust will then promptly deliver, upon request, a separate copy of this Proxy Statement to any stockholder residing at an address to which only one copy was mailed.

OTHER BUSINESS

The Board knows of no other business to be brought before the Special Meeting. If other business should properly come before the Special Meeting, the proxy holders will vote thereon in their discretion.

PROXY CARD

FORUM FUNDS

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE ➡

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*

PROXY VOTING OPTIONS

 1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

 2. **ONLINE** at **proxyonline.com** using your proxy control number found below

 3. By **PHONE** when you dial toll-free **1-888-227-9349** to reach an automated touchtone voting line

 4. By **PHONE** with a live operator when you call toll-free **1-888-605-1957** Monday through Friday 9 a.m. to 10 p.m. Eastern time

SHAREHOLDER'S REGISTRATION PRINTED HERE

BOXES FOR TYPSETTING PURPOSES ONLY

THIS BOX AND BOX ABOVE ARE NOT PRINTED ON ACTUAL PROXY BALLOTS. THEY IDENTIFY LOCATION OF WINDOWS ON OUTBOUND 6x9 ENVELOPES.

CONTROL NUMBER  **123456789101**

FORUM FUNDS

"FUND NAME PRINTS HERE"

SPECIAL MEETING OF THE SHAREHOLDERS DECEMBER 8, 2017

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TRUST

The undersigned, having received Notice of the December 8, 2017 Special Meeting of Shareholders of each fund in Forum Funds (the "Trust"), including each of its current series (each, a "Fund" and collectively, the "Funds"), and the related Proxy Statement, hereby appoints Zachary R. Tackett and Karen Shaw as proxies, each with full power of substitution and revocation, to represent the undersigned and to vote all shares of the Funds that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Trust to be held at Three Canal Plaza, Portland, Maine on December 8, 2017 at 2:00 p.m. Eastern Time, and any adjournments or postponements thereof. The undersigned hereby revokes any and all proxies with respect to such shares previously given by me. This instruction may be revoked at any time prior to its exercise at the Special Meeting by execution of a subsequent proxy card, by written notice to the Secretary of the Funds or by voting in person at the Special Meeting.

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IF YOU ARE NOT VOTING BY PHONE OR INTERNET, PLEASE SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE SIGN ON REVERSE SIDE.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1-888-605-1957**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important notice regarding the availability of proxy materials for this Special Meeting of Shareholders to be held December 8, 2017: The proxy statement for this meeting is available at: proxyonline.com/docs/forumfunds.pdf

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]

“FUND NAME PRINTS HERE”

PROXY CARD

<u>YOUR SIGNATURE IS REQUIRED</u> FOR YOUR VOTE TO BE COUNTED.

NOTE: Please sign this proxy exactly as your name appears on this proxy card. If shares are held in the name of joint owners, each should sign. If signing as an attorney-in-fact, executor, administrator, trustee, guardian or some other representative capacity, you should so indicate and give your full title. If the shareholder is a corporation or partnership, please sign in full corporate or partnership name by an authorized person.

____

SIGNATURE (AND TITLE IF APPLICABLE) DATE

____

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Board of Trustees of the Trust, and the proposal (set forth below) has been approved by the Board of Trustees and recommended for approval by shareholders. When properly executed, this proxy will be voted as indicated. If no choice is indicated on a returned executed proxy card, the proxy will be voted FOR the election of each nominee. This proxy will be voted in accordance with the proxy holders’ best judgment as to any other matters that may arise at the Meeting.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF ALL NOMINEES.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR ALL NOMINEES
1. To elect five trustees to the Board of Trustees of the Trust.*	O

*TO VOTE FOR EACH NOMINEE INDIVIDUALLY, PLEASE USE THE SECTION BELOW

	FOR	AGAINST	ABSTAIN
1A. David Tucker	O	O	O
1B. Jennifer Brown-Strabley	O	O	O
1C. Mark D. Moyer	O	O	O
1D. Jessica Chase	O	O	O
1E. Stacey E. Hong	O	O	O

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]